Exhibit 99.1

High Tide Announces Unaudited 2021 Financial Results Featuring a 118% Increase in Revenue and Record Adjusted EBITDA of $12.4 Million

CALGARY, AB, Jan. 27, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announces its year end unaudited 2021 financial results on January 27, 2022.  Due to personnel challenges arising from the pandemic, the Company has not been able to finalize its income tax provision to date.  However, it anticipates completing the work related to this matter and filing its full set of audited consolidated financial statements and management's discussion and analysis (the "Annual Financials") on its website at www.hightideinc.com, and its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov on or before January 31, 2022.  The Company does not expect any balances to be materially changed from those outlined in this press release with the exception of: (i) the income tax expense; (ii) net loss; (iii) and comprehensive loss.

High Tide Inc. January 27, 2022 (CNW Group/High Tide Inc.)

The Company will host a webcast and conference call to discuss their unaudited results and outlook at 6:00 PM Eastern Time today, Thursday, January 27, 2022.

2021 Fiscal Year – Financial Highlights1:

  Revenue increased by 118% to $181.1 million for the year ended October 31, 2021, and increased sequentially by 12% to $53.9 million in the fourth quarter of 2021. Note that the quarter only includes 12 days of contribution from Blessed CBD, and does not include any contribution from NuLeaf Naturals. The Company is forecasting to generate revenue for the first fiscal quarter of 2022 in excess of $70 million which, as of today, would be the third-highest quarterly revenue figure achieved by a Canadian cannabis company.
  Outside of Canada revenue run-rate increased from approximately $11 million at the start of the 2021 fiscal year to approximately $80 million today.
  Gross profit increased by 108% to $64.0 million for the year ended October 31, 2021, and increased sequentially by 5% to $17.6 million in the fourth quarter of 2021.
  Gross profit margin was 35% for the year ended October 31, 2021, and was 33% in the fourth quarter of 2021. Note that the Company strategically launched a discount club model for its retail stores on October 20, 2021, which resulted in a slight decline in the gross profit margin for the fourth quarter of 2021.
  Adjusted EBITDA2 was a record $12.4 million for the year ended October 31, 2021, and was $1.6 million for the fourth quarter of 2021.
  Geographically for the year ended October 31, 2021, $150.5 million of revenue was earned in Canada (an increase of 120%), $29.7 million in the United States (an increase of 109%), and $0.9 million internationally (an increase of 45%). Revenue increased sequentially to $42.9 million in Canada (an increase of 12%), $10.6 million in the United States (an increase of 11%), and $0.4 million internationally (an increase of 247%) in the fourth quarter of 2021.
  Cabanalytics data sales from the entire retail ecosystem, including bricks and mortar and e-commerce platforms, were $12.2 million for the fiscal year ended October 31, 2021, compared to $2.2 million for the fiscal year ended October 31, 2020. Sequentially, Cabanalytics data sales increased to $4.2 million in the fourth fiscal quarter of 2021 compared to $3.8 million in the third fiscal quarter of 2021.
  For locations operational throughout the 2021 and 2020 fiscal years, same-store sales decreased by 16%. Excluding the same-store sales from the Ontario locations, the same-store sales for the remaining locations decreased by 3%. This metric captures the Company's early stores, particularly in Ontario, which were destined to have increased competition. Sequentially, same-store sales increased by 7% from the third fiscal quarter to the fourth fiscal quarter of 2021. Given the success of the discount club model, the Company anticipates same-store sales to accelerate in the first fiscal quarter of 2022 and beyond.
  Cash on hand as of October 31, 2021 totaled $14.0 million, compared to $7.5 million as of October 31, 2020.

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[1] All financial highlights outlined herein are provided on an unaudited basis.
[2] Adjusted EBITDA is a non-IFRS financial measure.

"I'm very pleased to report that High Tide continued to raise the bar in the Canadian and International cannabis industry throughout last year by achieving exponential revenue growth, record EBITDA generation, market share gains and adding top tier entrepreneurial talent to our Company. This tremendous achievement was made possible due to the tireless efforts of our entire team despite the on-going headwinds we face due to the pandemic. 2021 was a very special year for our growth as we further extended and strengthened our bricks and mortar footprint as well as our online retail ecosystem as we rapidly grew our business across all three of the segments we operate in: THC, CBD and consumption accessories. Our continued growth in THC sales is especially impressive given the increasingly competitive Canadian retail landscape. With the launch of our innovative discount club model, which is the first of its kind in North America and is tailored to our Company's retail ecosystem, we continue to rapidly gain Canadian retail market share. Given the current growth trajectory we believe that our Cabana Club loyalty program can eventually reach 750,000 members," said Raj Grover, President and Chief Executive Officer of High Tide. "I am also equally excited about our international growth trajectory as through strategic and accretive acquisitions we grew our outside of Canada run rate to over $80 million from just $11 million at the start of fiscal 2021. We now have 3 million international customers in our database which is up drastically from 650,000 at the start of the year. We expect to report over $70 million in sales for Q1 2022 which would result in High Tide achieving the third-highest quarterly revenue level amongst all Canadian cannabis companies. We are achieving this massive growth while remaining EBITDA positive for seven consecutive quarters. Our goal is to lead the global cannabis industry across all business segments in which we operate, and I remain excited for our growth prospects throughout 2022 and beyond. I want to extend my sincere thanks and appreciation to all our amazing team members for their hard work, our board of directors for their continued guidance, our partners and vendors for their continued support and our loyal customers and shareholders that have supported us throughout 2021. Despite all the success we experienced last year, I firmly believe the best is yet to come for High Tide," added Mr. Grover.

Fiscal Fourth Quarter 2021 – Operational Highlights3:

  The Company increased its database of international customers to approximately 3 million today, from approximately 650,000 at the beginning of the 2021 fiscal year. Membership in the Cabana Club loyalty program increased to over 379,000 members today, from 65,000 members at the beginning of the 2021 fiscal year. Since the launch of the Company's discount club model on October 20, 2021, the Cabana Club has grown by 55%.
  The Company announced its strategy to convert all of its locations to an innovative discount club model, which is the first of its kind in North America and is tailored to the Company's retail ecosystem. This shift helped to significantly increase memberships in its Cabana Club loyalty program.
  The Company opened 15 new stores: 11 in Ontario, 2 in Saskatchewan, 1 in Alberta, and 1 in Manitoba.
  The Company closed on a non-dilutive credit line, which included access to $10 million initially and a $15 million accordion feature, subject to certain conditions, for a potential total of $25 million4.
  The Company completed the acquisition of all the common shares of 102105699 Saskatchewan Ltd., (operating as 102 Saskatchewan), which included a portfolio of five locations in Regina, Saskatchewan, of which one was operational and four were unbuilt, for $2.7 million.
  The Company completed the acquisition of 100% of DS Distribution Inc., (operating as DankStop) for US$3.9 million.
  The Company announced the elimination of all its META convertible debentures.
  The Globe and Mail's Report on Business magazine recognized the Company as one of Canada's top growing companies for 2021, with an audited growth rate of 733% over three years.
  The Company entered the UK market through the acquisition of an 80% interest in Enigmaa Ltd., operating as Blessed CBD, for GB£9.1 million, with an option to acquire the remaining 20% within three years of closing.

Subsequent Events:

  The Company completed the acquisition of an 80% interest in NuLeaf Naturals, LLC for US$31.2 million, with an option to acquire the remaining 20% within three years of closing.
  The Company entered into a definitive agreement to acquire 100% of Bud Room Inc. ("Bud Room") and all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room's retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario for $3.6 million.
  The Company announced an at-the-market offering of up to $40.0 million ("the ATM Program") for strategic initiatives, which includes the deployment of Fastendr™ technology across the Company's retail stores.
  The Company opened 6 new stores: 3 in Saskatchewan, 2 in Ontario, and 1 in Alberta.
  The Company acquired an additional cannabis development permit for a site in Saskatoon, Saskatchewan, from the same entity as the previously-acquired portfolio of retail locations in Regina, Saskatchewan, for $100,000.
  The Company closed its CBDcity website in order to focus on integrating and expanding its own brands, which include NuLeaf Naturals, FAB CBD, and Blessed CBD.
  The Company continues to experience gains in same-store sales despite having dozens of its stores currently impacted by COVID-19-related closures, reduced hours, and staff shortages.

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[3] All financial highlights outlined herein are provided on an unaudited basis.
[4] Largely due to implementing its discount club model, and related changes to near-term EBITDA, as it stands currently, the Company is not able to draw more than the $4 million dollars already obtained on the line and will be required to repay the funds by May 1, 2022. The Company currently anticipates that it will be in line with all related covenants to resume withdrawing on the debt facility at the end of fiscal Q4 2022 or potentially sooner.

Selected financial information for the fourth quarter and year ended October 31, 2021:

(Expressed in thousands of Canadian Dollars)

	Unaudited Three Months Ended October 31,			Unaudited Year Ended October 31,
	2021 $	2020 $	% Change	2021 $	2020 $	% Change
Revenue	53,867	24,876	117%	181,123	83,265	118%
Gross Profit	17,563	8,725	101%	64,008	30,812	108%
Gross Profit Margin	33%	35%	(2%)	35%	37%	(2%)
Total Operating Expenses	(18,966)	(7,592)	150%	(79,234)	(30,016)	164%
Adjusted EBITDA(a)	1,559	3,626	(57%)	12,421	7,974	56%

(a)	Adjusted EBITDA is a non-International Financial Reporting Standards ("IFRS") financial measure.

Outlook:

High Tide continues to have a leading position in the Canadian bricks and mortar cannabis market with 109 locations across the country. The Company's launch of an innovative discount club model in its retail stores near the end of the fourth fiscal quarter of 2021 has delivered encouraging results to-date, with same-store sales having continued to accelerate throughout the first fiscal quarter of 2022. In large part because of this, High Tide expects to report at least $70 million of revenue in the first fiscal quarter of 2022, which would equate to an annual run rate of over $280 million. By the end of the 2022 calendar year, the Company intends to grow its Canadian retail store portfolio to at least 150 locations, with a primary focus on the Province of Ontario. The Company also plans to enter the British Columbia market in the near-term, and will continue growing strategically in other Provinces where it currently operates. Although High Tide's bricks and mortar retail operations continue to face significant challenges as a result of the ongoing COVID-19 pandemic, the Company is confident that it will be able to remain on a positive growth trajectory.

Beyond growing its bricks and mortar retail footprint and same-store sales, the Company also plans to introduce customized Fastendr™ technology which it expects will both drive greater efficiency, by lowering overhead and labour costs, and improve the customer experience. Throughout 2022, High Tide will deploy the customized Fastendr™ retail kiosk and smart locker technology at its stores across Canada. The Company also anticipates that it will be able to launch its exclusive lineup of Cabana Cannabis Co. white label products by the end of March, 2022. In Alberta, where Canna Cabana is the Province's largest retail cannabis chain, High Tide will launch delivery services once provincial regulations permitting such operations come into effect on March 8, 2022.

The Company also has firm plans to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors, where it made six acquisitions during the 2021 calendar year and grew outside of Canada revenue run rate by over seven times, to approximately $80 million. Throughout 2022, High Tide will continue to integrate and expand CBD brands that it acquired in 2021, including NuLeaf Naturals, FAB CBD, and Blessed CBD. The Company also plans to launch subscription boxes through FAB CBD in the near-term, and will significantly expand the reach of Blessed CBD over the coming months by entering the German and US markets. In addition to growing its brands which are already in-house, High Tide intends to continue growing its online retail portfolio through further strategic and accretive acquisitions.

Webcast and Conference Call:

The Company will host a webcast and conference call to discuss their unaudited results and outlook at 6:00 PM (Eastern Time) today, Thursday, January 27, 2022.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/701958923

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants may access the audio of the High Tide earnings event through either the new webcast format, or the conference call line below. However, any participant who wishes to ask a question must access the event via conference call, as the webcast does not support live questions.

Dial-In Information:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 037197

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE INC.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue5, with 109 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, the proposed acquisition of Bud Room); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company will add the number of additional cannabis retail store locations the Company proposes to add to the Company's business, with a primary focus on the Province of Ontario and near-term British Columbia market focus and remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions (including Bud Room), and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the Company completing and filing their Annual Financials on the timelines indicated herein; the Annual Financials' results not materially changing from what has been disclosed herein, with the exception of: (i) the income tax expense; (ii) net income and; and (iii) comprehensive income; the Company hitting its forecasted revenue and sales projections for the first quarter of 2022, attaining the third-highest quarterly revenue level amongst all Canadian cannabis companies and achieving an annual run rate of over $280 million; the Cabana Club loyalty program reaching 750,000 members; the Company reaching its goal of leading global cannabis across all business segments in which they operate; the Company acquiring Bud Room and deploying Fastendr™ technology across the Company's retail stores, resulting in greater efficiencies, by lowering overhead and labour costs, and improving the customer experience; the Company launching its exclusive lineup of Cabana Cannabis Co. white label products on the timelines indicated herein; the Company launching delivery services in Alberta once provincial regulations permitting such operations come into effect; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company continuing to integrate and expand its CBD brands; the Company launching subscription boxes through FABCBD and significantly expanding the reach of Blessed CBD by entering the German and US markets on the timelines disclosed herein; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

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[5] On an unaudited basis.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of Management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete the ATM Program; the Company's will use of the net proceeds from the ATM Program and/or any future offering as outlined herein and in the Company's public disclosures; and the Company will list the common shares offered in the ATM Program and/or any future offering; the Company will complete the acquisition of Bud Room; the Company will complete and file their Annual Financials on the timelines indicated herein; the Annual Financials' results will not materially changing from what has been disclosed herein, with the exception of: (i) the income tax expense; (ii) net income and; and (iii) comprehensive income; the Company will hit its forecasted revenue and sales projections for the first quarter of 2022, attain the third-highest quarterly revenue level amongst all Canadian cannabis companies and achieve an annual run rate of over $280 million; the Cabana Club loyalty program will reach 750,000 members; the Company will reach its goal of leading global cannabis across all business segments in which they operate; the Company will acquire Bud Room and deploying Fastendr™ technology across the Company's retail stores, resulting in greater efficiencies, by lowering overhead and labour costs, and improve the customer experience; the Company will launch its exclusive lineup of Cabana Cannabis Co. white label products on the timelines indicated herein; the Company will launch delivery services in Alberta once provincial regulations permitting such operations come into effect; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will launch subscription boxes through FABCBD and significantly expand the reach of Blessed CBD by entering the German and US markets on the timelines disclosed herein; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not complete the ATM Program; risk that the Company will be unable to list the Common Shares offered in the ATM Program and/or any future offering; the Company's failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected and/or disclosed; risk that the Company will not acquire Bud Room; risk that the Company will not reach the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not complete and file their Annual Financials on the timelines indicated herein; risk that the Annual Financials' results will materially changing from what has been disclosed herein; risk that the Company will not hit its forecasted revenue and sales projections for the first quarter of 2022, be unable to attain the third-highest quarterly revenue level amongst all Canadian cannabis companies and be unable to achieve an annual run rate of over $280 million; risk that the Cabana Club loyalty program will not reach 750,000 members; risk that the Company will not reach its goal of leading global cannabis across all business segments in which they operate; risk that the Company will be unable to acquire Bud Room and deploy Fastendr™ technology across the Company's retail stores; risk that the Company will be unable to launch its exclusive lineup of Cabana Cannabis Co. white label products on the timelines indicated herein or at all; risk that the Company will not launch delivery services in Alberta; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to launch subscription boxes through FABCBD and significantly expand the reach of Blessed CBD; risk that the Company will not enter into the German and US markets on the timelines disclosed herein or at all; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) the Company's net proceeds from the ATM Program, (v) the Company's unaudited financial results for the year ended October 31, 2021, and (vi) the Annual Financials' results not materially changing from what has been disclosed herein, except as outlined herein. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 27-JAN-22